UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Public Corporation
CNPJ/MF No. 06.057.223/0001-71
NIRE 33.300.272.909

MATERIAL FACT: ACHIEVEMENT OF 2025 LEVERAGE GUIDANCE

Sendas Distribuidora S.A. (“Assaí” or “Company”), in compliance with the provisions of CVM Resolution No. 44 of August 23, 2021, and subsequent amendments hereby informs its shareholders and the market in general that, based on the preliminary information currently available, the Company closed the year 2025 with a Net Debt / EBITDA ratio of approximately 2.56x, below the previously communicated market guidance of 2.60x. This result reflects the financial discipline and rigor in capital allocation adopted throughout the period.

The Company reiterates that the above information is preliminary, unaudited, and remains subject to validation by an independent auditor and approval by the Company’s governance bodies, and may be adjusted until the results official disclosure.

The results for 4Q25 reviewed by an independent auditor will be made available on February 12, 2026, after market close. The earnings conference call will take place on February 13, 2026.

Rio de Janeiro, January 12th, 2026

Belmiro de Figueiredo Gomes
Chief Executive Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2026

Sendas Distribuidora S.A.

By: /s/ Aymar Giglio Junior

Name: Aymar Giglio Junior

Title: Treasury Officer and Interim CFO

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.